United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 1-35934

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of the Registrant as specified in the charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the six months ended June 30, 2022.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2021 (SEC File No. 001 - 35934), filed with the U.S. Securities and Exchange Commission on April 14, 2022.

-i-

FORWARD-LOOKING INFORMATION

Some of the information contained or incorporated by reference in this report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to:

•	effects on our company from changes in our relationship with or among our affiliated companies;

•	effects on our company’s points of sale performances from changes in economic conditions;

•	changes or interruptions in our information technology systems;

•	effects on our company from changes to our various suppliers’ business and demands;

•	competition;

•	significant developments in the countries where we operate;

•	our ability to successfully integrate mergers and acquisitions we have completed in recent years; and

•	international economic or political conditions, health epidemics, pandemics and similar outbreaks including future outbreak of diseases or the spread of existing diseases and their effect on consumer behavior and on economic, political, social and other conditions in the countries where we operate globally.

Forward-looking statements involve inherent risks and uncertainties. We caution you not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Some of these factors are discussed under “Risk Factors” in our most recent annual report on Form 20-F and include economic and political conditions and government policies in the countries in which we operate, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

PRESENTATION OF INFORMATION

Certain Defined Terms

The terms “FEMSA,” “our company,” “we,” “us” and “our,” are used in this report to refer to Fomento Económico Mexicano, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis. “FEMSA units” consist of FEMSA BD units and FEMSA B units. Each FEMSA BD unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B unit is comprised of five Series B Shares. The number of FEMSA units outstanding as of June 30, 2022 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

Currency

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience. This report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps. 20.1180 to U.S. $1.00, which was the noon buying rate for Mexican pesos per U.S. dollar as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates for June 30, 2022.

Rounding

Certain figures included in this report have been rounded for ease of presentation. Percentage figures included in this report have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

OPERATING AND FINANCIAL REVIEW – SECOND QUARTER 2022

The following is a summary and discussion of our unaudited interim condensed consolidated financial information as of and for the six months ended June 30, 2022 and 2021. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2021.

In the opinion of our management, the unaudited interim condensed consolidated interim financial information discussed below is prepared in compliance with International Accounting Standards 34, Interim Financial Statements (“IAS 34”) and includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board made in our audited annual consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2021.

Interim Condensed Consolidated Financial Data

	For the six months ended June 30,
	2022(1)				2021

	(in millions)
	(unaudited)
Interim Condensed Consolidated Income Statement
Total revenues	U.S.$	15,671	Ps.	315,269	Ps.	261,556
Cost of goods sold		9,874		198,645		161,156
Gross profit		5,797		116,624		100,400
Administrative expenses		746		14,998		12,404
Selling expenses		3,686		74,146		64,069
Other income		73		1,462		2,303
Other expenses		94		1,888		1,740
Interest expense		405		8,144		8,714
Interest income		76		1,526		543
Foreign exchange loss, net		71		1,422		961
Monetary position gain, net		14		284		291
Market value loss on financial instruments		30		601		30
Income before income taxes from continuing operations and share of the profit of equity accounted investees		928		18,697		15,619
Income taxes		333		6,697		5,970
Share of the profit of equity accounted investees, net of tax(7)		75		1,504		1,865
Consolidated net income	U.S.$	670	Ps.	13,504	Ps.	11,514
Controlling interest		457		9,211		7,647
Non-controlling interest		213		4,293		3,867

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 20.1180 to U.S.$ 1.00 solely for the convenience of the reader.

	As of June 30, 2022				As of December 31, 2021(1)
	(in millions)
	(unaudited)
Interim Condensed Consolidated Statements of Financial Position
Assets:
Cash and cash equivalents	U.S.$	5,264	Ps.	105,900	Ps.	97,407
Investments		1		22		24,415
Trade accounts receivables, net		1,864		37,494		33,898
Inventories		2,727		54,854		50,896
Other current assets		1,617		32,542		24,102
Total current assets		11,473		230,812		230,718
Equity accounted investees		5,021		101,022		107,299
Property, plant and equipment, net		5,881		118,314		115,147
Right of use assets, net		2,899		58,326		56,994
Intangible assets, net(2)		8,184		164,648		158,138
Other non-current assets		3,009		60,523		69,204
Total assets	U.S.$	36,467	Ps.	733,645	Ps.	737,500
Liabilities & Equity:
Bank loans and notes payable		71		1,431		2,003
Current portion of debt		775		15,592		2,637
Current portion of lease liabilities		375		7,552		7,306
Interest payable		89		1,789		1,968
Other current liabilities		6,838		137,560		122,809
Total current liabilities		8,148		163,924		136,723
Bank loans and notes payable		8,165		164,265		185,945
Long-term lease liabilities		2,824		56,809		55,049
Post-employment benefits		392		7,878		7,600
Provisions and other non-current liabilities		990		19,928		17,066
Total liabilities		20,519		412,804		402,383
Total equity		15,948		320,841		335,117

Total liabilities and equity	U.S.$	36,467	Ps.	733,645	Ps.	737,500

(1)	Year-end data for 2021 is provided for comparative purposes as allowed by IAS 34.
(2)	Includes mainly the intangible assets generated by acquisitions.

Consolidated Results of Operations for the Six Months Ended June 30, 2022 and 2021

Total Revenues

Total revenues for the first six months of 2022 increased by 20.5% to Ps. 315,269 million, compared to the first six months of 2021. This increase principally reflects growth across all business units. Coca-Cola FEMSA’s revenues for the first six months of 2022 increased by 17.4% to Ps. 108,635 million, compared to the first six months of 2021. This increase was driven mainly by Coca-Cola FEMSA’s volume growth, pricing initiatives, favorable currency translation effects (driven mainly by the appreciation of the Brazilian Real) and favorable price-mix effects. These factors were partially offset by a decline in Coca-Cola FEMSA’s beer revenues related to the transition of the beer portfolio in Brazil. FEMSA’s Proximity Division’s revenues for the first six months of 2022 increased by 16.7% to Ps. 110,054 million, compared to the first six months of 2021. This increase was driven mainly by the opening of 834 net new stores in the last twelve months, combined with an average increase of 14.3% in same-store sales. FEMSA’s Health Division’s revenues for the first six months of 2022 increased by 3.8% to Ps. 37,500 million, compared to the first six months of 2021. This increase was driven mainly by the opening of 403 net new stores in the last twelve months, combined with an average increase of 2.0% in same-store sales. FEMSA’s Fuel Division revenues for the first six months of 2022 increased by 30.3% to Ps. 24,115 million, compared to the first six months of 2021. This increase was driven mainly by the addition of 6 total net new stations in the last twelve months, combined with an average increase of 22.1% in same-station sales. FEMSA’s Logistics and Distribution business’s revenues for the first six months of 2022 increased by 49.3% to Ps. 32,959 million compared to the first six months of 2021. This increase mainly reflects the acquisition of 14 companies in the last twelve months.

Gross Profit

Gross profit for the first six months of 2022 increased by 16.2% to Ps. 116,624 million, compared to the first six months of 2021. Gross margin decreased 140 basis points to 37.0% % of total revenues compared to the first six months of 2021. The decrease principally reflects margin contractions at (a) Coca-Cola FEMSA, driven mainly by (i) a tough comparison base due to the recognition of a non-recurring Ps. 1,083 million gain during the second quarter of 2021, related to credits on concentrate purchased by Coca-Cola FEMSA from the Manaus Free Trade Zone in Brazil and (ii) higher raw material costs, mainly in PET and sweeteners; (b) FEMSA’s Health Division, resulting from a non-recurring inventory write-down recorded at the Health Division institutional channel business in Chile during the second quarter of 2022. This decrease was partially offset by strong margin expansion at FEMSA’s Proximity Division resulting from (i) sustained growth of the services category including income from financial services, (ii) healthy trends in our commercial income activity, and (iii) increased and more efficient promotional programs with our key supplier partners.

Administrative Expenses

Administrative expenses for the first six months of 2022 increased by 20.9% to Ps. 14,998 million, compared to the first six months of 2021. As a percentage of total revenues, administrative expenses increased 10 basis points, from 4.7% during the first six months of 2021 to 4.8% during the first six months of 2022. This increase principally reflects growth in FEMSA’s Proximity and Health Divisions, Coca-Cola FEMSA and FEMSA’s Logistics and Distribution business.

Selling Expenses

Selling expenses for the first six months of 2022 increased by 15.7% to Ps. 74,146 million, compared to the first six months of 2021. As a percentage of total revenues, selling expenses decreased 100 basis points, from 24.5% during the first six months of 2021 to 23.5% during the first six months of 2022. This increase in total selling expenses principally reflects (i) robust organic growth across our operations, and (ii) strong inorganic expansion at our Logistics and Distribution business. These were partially offset by tight expense control and efficiency gains across our operations.

Other Income

Other income for the first six months of 2022 decreased by 36.5% to Ps. 1,462 million, compared to the first six months of 2021. The decrease principally reflects a demanding comparison base in 2021 that included dividends from our minority investment in Jetro Restaurant Depot.

Other Expenses

Other expenses for the first six months of 2022 increased by 8.5% to Ps. 1,888 million, compared to the first six months of 2021. This increase principally reflects operating contingencies, severance expense and expenses related to inorganic expansion in Logistics and Distribution.

Comprehensive financing result

Comprehensive financing result, which includes interest income and expense, foreign exchange loss (gain), net, monetary position gain (loss) and market value gain (loss) on financial instruments, decreased to Ps. 8,357 million during the first six months of 2022 from Ps. 8,871 million during the first six months of 2021. This decrease principally reflects a 19.0% decrease in net interest expense, partially offset by a foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso.

Share of the profit of equity accounted investees, net of tax

Share of the profit of equity accounted investees, net of tax for the first six months of 2022 decreased 24.8% to Ps. 1,395 million, compared to the first six months of 2021.

Income Taxes

Our accounting provision for income taxes for the first six months of 2022 was Ps. 6,697 million as compared to Ps. 5,970 million over the first six months of 2021, resulting in an effective tax rate of 35.6% for the first six months of 2022.

Consolidated Net Income

Consolidated net income for the first six months of 2022 increased by 17.3% to Ps. 13,504 million, as compared to the first six months of 2021. This increase principally reflects (i) higher income from operations at all our business units and (ii) a decrease in net interest expenses. These were partially offset by a non-cash foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso and by other non-operating expenses which reflect a demanding comparison base that included dividends received from our minority investment in Jetro Restaurant Depot.

Net income attributable to the controlling interest amounted to Ps. 9,211 million in the first six months of 2022, compared to Ps. 7,647 million in the first six months of 2021. Controlling interest from continuing operations during the first six months of 2022 per FEMSA unit was Ps. 2.57 (U.S. 1.28 per ADS).

Total Revenue Summary by Segment Business Units for the Six Months Ended June 30, 2022 and 2021

	For the six months ended June 30,
	2022		2021

	(in millions) (unaudited)
Coca-Cola FEMSA	Ps.	108,635	Ps.	92,500
Proximity Division		110,054		94,268
Health Division		37,500		36,127
Fuel Division		24,115		18,509
Logistics and Distribution		32,959		22,074
Other Businesses		12,656		10,816
Consolidated total revenues(1)	Ps.	315,269	Ps.	261,556

(1) The sum of the financial data for each of our segments differs from our consolidated total revenues due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.

The following discussion addresses the financial performance of each of our reportable segments by comparing results for the first six-month period ended 2022 and 2021, respectively.

Coca-Cola FEMSA

Coca-Cola FEMSA’s total revenues for the first six months of 2022 increased by 17.4%, compared to the first six months of 2021. This increase in segment operating revenues principally reflects volume growth, our pricing initiatives, favorable currency translation effects (driven mainly by the appreciation of the Brazilian Real) and favorable price-mix effects. These factors were partially offset by a decline in Coca-Cola FEMSA’s beer revenues related to the transition of the beer portfolio in Brazil.

Coca-Cola FEMSA’s gross margin was 44.1% for the first six months of 2022, compared to 45.9% for the first six months of 2021. This decrease was mainly driven by (i) a tough comparison base due to the recognition of a non-recurring Ps. 1,083 gain million during the second quarter of 2021, related to credits on concentrate purchased from the Manaus Free Trade Zone in Brazil by Coca-Cola FEMSA and (ii) higher raw material costs, mainly in PET and sweeteners. These effects were partially offset by Coca-Cola FEMSA´s top-line growth and favorable hedging initiatives.

Proximity Division

The Proximity Division’s total revenues for the first six months of 2022 increased by 16.7%, compared to the first six months of 2021. This increase revenues principally reflects a 11.3% growth in average customer ticket, coupled with 2.6% increase in store traffic.

Gross margin reached 41.1% of total revenues for the first six months of 2022, compared to 40.9% for the first six months of 2021. This increase principally reflects (i) healthy trends in our commercial income activity and (ii) increased and more efficient promotional programs with our key supplier partners.

Fuel Division

The Fuel Division’s total revenues for the first six months of 2022 increased by 30.3%, compared to the first six months of 2021. This increase in segment operating revenues principally reflects growth in the average price per liter of fuel, coupled with an increase in average sales volume.

Gross margin decreased to 12.3% of total revenues for the first six months of 2022, compared to 12.8% for the first six months of 2021.

Health Division

The Health Division’s total revenues for the first six months of 2022 increased by 3.8%, compared to the first six months of 2021. This increase in segment operating revenues principally reflects positive trends in local currencies across our operations, partially offset by a negative currency translation effect related to the appreciation of the Mexican peso compared to the Chilean and Colombian pesos in our operations in South America.

Gross margin was 28.9 % for the first months of 2022, compared to 29.1% for the first months of 2021. This decrease principally reflects: (i) a strong comparison base in our operations in South America, (ii) increased promotional activity across our operations and (iii) new pricing regulations in Colombia. These were partially offset by improved efficiency and more effective collaboration and execution with our key supplier partners in Mexico.

Logistics and Distribution

Logistics and Distribution’s total revenues for the first six months of 2022 increased by 49.3%, compared to the first six months of 2021. This increase in segment operating revenues principally reflects 14 acquisitions during the period, coupled with strong organic growth trends across this segment’s operations.

Logistics and Distribution’s gross margin was 22.7% for the first six months of 2022, compared to 21.8% for the first six months of 2021. This increase was mainly driven by the increased contribution of Envoy Solutions to this segment´s consolidated figures, which has a structurally higher gross margin level.

Liquidity and Capital Resources

Consolidated Total Indebtedness

Our consolidated total indebtedness, which does not include IFRS 16 lease liabilities, as of June 30, 2022 was Ps. 181,288 million, compared to Ps. 190,405 million as of December 31, 2021. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 17,023 million and Ps. 164,265 million as of June 30, 2022, respectively, compared to Ps. 4,460 million and Ps. 185,945 million, respectively, as of December 31, 2021. Cash and cash equivalents were Ps. 105,900 million as of June 30, 2022, compared to Ps. 97,407 million as of December 31, 2021.

The table below sets forth our contractual obligations of our long-term debt as of June 30, 2022.

Years	Amount
	(in millions)
2024	Ps.	3,055
2025		1,944
2026		2,512
2028 and thereafter		156,754
Total	Ps.	164,265

Principal Sources and Uses of Cash

The following is a summary of the principal sources and uses of cash for the six months ended June 30, 2022 and 2021 from our consolidated statement of cash flows:

	For the six months June 30,
	2022		2021

	(in millions)
	(unaudited)
Net cash flows generated by operating activities	Ps.	32,667	Ps.	35,199
Net cash flows generated by (used in) investing activities		2,469		(15,183)
Net cash flows used in financing activities		(22,507)		(18,152)
Dividends paid		(8,734)		(6,663)

Our net cash generated by operating activities decreased Ps. 2,532 million to Ps. 32,667 million for the six months ended June 30, 2022, compared to Ps. 35,199 million for the six months ended June 30, 2021. This was primarily the result of (i) a positive change in cash flow of Ps. 2,717 million due to the best operating results at top line across all our business units in 2022, compared to 2021, (ii) a negative change of Ps. 1,238 million in trade receivables due to higher commercial activity compared to 2021, (iii) a negative change of Ps. 2,742 million in inventories due to higher purchases due to seasonality compared to 2021 and (iv) a negative change in trade payables of Ps. 1,892 million derived from increased payments of trade payables compared to 2021.

Our net cash generated by (used in) investing activities increased by Ps. 17,652 million to Ps. 2,469 million for the six months of 2022, compared to a net cash used in investing activities of Ps. 15,183 million for the six months ended June 30, 2021. This was primarily the result of (i) higher cash inflows of Ps. 32,947 million due to the disposal of investments purchased in 2021, which were primarily corporate debt securities and (ii) higher cash outflows of Ps. 11,767 million due to business acquisitions in 2022.

Our net cash used in financing activities increased by Ps. 4,355 million resulting in an increase in our used cash flow to Ps. 22,507 million for the six months ended June 30, 2022, compared to Ps. 18,152 million for the six months ended June 30, 2021. This increase was primarily the result of (i)      lower cash inflows of Ps. 28,991 million due to lower proceeds from borrowings in 2022 of Ps. 857 million as compared to Ps. 29,848 million in 2021, (ii) lower cash outflows of Ps. 26,628 million due to lower payments of bank loans and senior notes in 2022 of Ps. 2,474 million, as compared to Ps. 29,102 million in 2021 and (iii) higher cash outflows of Ps. 2,071 million due to higher dividends paid in 2022 as compared to 2021.

Capital Expenditures

During the first six months of 2022, we used Ps. 12,065 million to fund capital expenditures, which was primarily funded with cash from operations. The amount invested in during the first six months of 2022 was driven by additional investments at Proximity Division, Health Division and Fuel Division, mainly related to the opening of new stores, drugstores and retail service stations.

Hedging Activities

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. The following table provides a summary of the fair value of derivative financial instruments as of June 30, 2022. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

	Fair Value at June 30, 2022
	Maturity less than 1 year		Maturity 1-3 years		Maturity 3-5 years		Maturity in excess of 5 years		Fair Value Asset

		(in millions)
		(unaudited)
Derivative financial instruments net position	Ps.	9,207	Ps.	2,922	Ps.	(1,987)	Ps.	2,368	Ps.	12,510

RECENT DEVELOPMENTS

The information presented below concerns recent developments since the original filing of our annual report on Form 20-F for the year ended December 31, 2021 on April 14, 2022.

On March 28, 2022, Heineken announced its decision to leave Russia. At the moment the decision to leave Russia was announced, Heineken expected an impairment. Based on the latest assessment, the recoverable amount of the Russia business exceed the carrying amount. No impairment loss was therefore recognized in relation to Russia for the period ended June 30, 2022.

On September 15, 2022, the Company published the definitive interim results of the public tender offer (“Offer”) by wholly owned subsidiary, Impulsora de Marcas e Intangibles, S.A. de C.V., to acquire all publicly-held registered shares of Valora Holding AG (“Valora”; SIX: VALN) at a price of CHF 260.00 net in cash per share as pre-announced on July 5, 2022. Based on preliminary figures, 3,698,762 Valora shares have been tendered into the Offer as of the end of the offer period. Taking into account the tendered Valora shares and the Valora shares held by the persons acting in concert with the offeror, FEMSA’s participation amounts to a total of 3,705,851 Valora shares in aggregate, corresponding to 84.42% of the issued share capital and voting rights of Valora.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2022

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

By:	/s/ Eugenio Garza y Garza
Name:	Eugenio Garza y Garza
Title:	Director of Finance and Corporate Development